56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212	Telephone +1-203-316-1111 Facsimile +1-203-316-6300 gartner.com

June 3, 2013

United States Securities & Exchange Commission
Division of Corporation Finance, 100 F. Street, N.E.
Washington, DC 20549-7010

Attention: Kevin Woody
Accounting Branch Chief

Re:	Gartner, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed on February 22, 2013
File No. 001-14443

Ladies and Gentlemen:

Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the Staff of the Securities and Exchange Committee received by letter dated May 22, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012, which was filed on February 22, 2013.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Note 1. Business and Significant Accounting Policies

Stamford headquarters lease renewal, page 42

1.	In regards to your $25 million tenant improvement allowance, please tell us management’s basis for recording the cash reimbursements from your landlord in operating cash flows yet the corresponding outflows are recorded within investing activities.

Response:

The Company’s cash flow classification of the landlord cash reimbursements and the corresponding outflows was based on published U.S. GAAP as well as SEC Staff guidance:

US GAAP

The justification for the classification of the landlord cash reimbursements as an operating cash flow was based on the following guidance provided by the Financial Accounting Standards Board Accounting Standards Codification (“ASC”), along with our interpretation:

—	ASC Topic 840-20-25-5, which requires that such incentives be reported as a reduction of rent expense for P&L reporting. We believe that reporting the cash reimbursements as an operating cash flow is conceptually consistent with this GAAP requirement.
—	ASC Topic 230-10-45-16(c), which requires that refunds from suppliers to be reported as an operating cash flow. Again, we believe that reporting the cash reimbursements as an operating cash flow is consistent with this GAAP requirement.

The Company’s justification for reporting the cash outflows for the leasehold improvements within the investing activities section of the cash flow statement is based on ASC Topic 230-10-45-13(c), which states that cash paid to purchase property, plant, and equipment and other similar productive assets should be classified in the cash flow statement as an investing cash outflow.

SEC Staff Guidance

We also would bring the Staff’s attention to an interpretive letter provided by the Office of the Chief Accountant. In that letter, dated February 7, 2005, Mr. Donald T. Nicolaisen, then the Chief Accountant of the SEC Office of the Chief Accountant, provided certain guidance for public registrants for leasehold improvements made by a lessee that were funded by landlord incentives under an operating lease arrangement.

Specifically, on page 2 of that letter, the Office of the Chief Accountant provided the following view of the accounting for leasehold improvements funded by the landlord: …“(c) a registrant’s statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.” (italics added)

In conclusion, the Company based its cash flow presentation on established U.S. GAAP and interpretive guidance provided by the Office of the Chief Accountant.

Note 14 – Segment Information, pages 59 – 60

2.	We note you present gross contribution as a segment performance measure and gross contribution is defined as operating income excluding certain COS and SG&A expenses, depreciation, acquisition and integration charges, and amortization of intangibles. Please provide us and revise future periodic filings to include a reconciliation of gross contribution to net income and separately identify and describe significant reconciling items. Reference is made to paragraphs 280-10-50-30(b) and 31 of the Accounting Standards Codification.

Response:

In response to the Staff’s comment, the Company has provided a reconciliation of the gross contribution to net income, along with the identification and description of significant reconciling items, for the fiscal years ended December 31, 2012, 2011, and 2010. The reconciliation is attached to this letter as Attachment 1.

In addition, the Company will, in future filings, provide a reconciliation of gross contribution to net income and separately identify and describe significant reconciling items in accordance with ASC Topic 280-10-50-30(b) and 31.

***

In connection with its responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (203) 316-6876. In addition, we respectfully request that you provide any additional comments to me at christopher.lafond@gartner.com, and to my staff, Stephen Baranowski, email address stephen.baranowski@gartner.com, and Clare Kretzman, email address clare.kretzman@gartner.com.

Thank you for your assistance.

Sincerely,

/s/ Christopher J. Lafond

Christopher J. Lafond
Executive Vice President
Chief Financial Officer

cc:	Mr. Wilson K. Lee
Division of Corporation Finance

ATTACHMENT 1

GARTNER, INC.

Reconciliation of Total Segment Gross Contribution to Net Income

(In thousands)

	For the Twelve Months
	Ended December 31,

	2012		2011		2010

Total segment gross contribution	$963,714		$863,239		$742,296
Costs and expenses:
Cost of services and product development - unallocated	6,973	(a)	3,406	(a)	6,080	(a)
Selling, general and administrative	678,843		613,707		543,174
Depreciation	25,369		25,539		25,349
Amortization of intangibles	4,402		6,525		10,525
Acqusition and integration charges	2,420		—		7,903
Operating income	245,707		214,062		149,265
Interest expense, net	8,859		9,967		15,616
Other expense (income), net	1,252		1,911		(436)
Provision for income taxes	69,693		65,282		37,800
Net income	$165,903		$136,902		$96,285

(a) Consists of certain bonus and related fringe costs recorded in Consolidated Cost of services and product development expense that are not allocated to segment expense. The Company's policy is to only allocate bonus and related fringe charges to segments for up to 100% of the segment employee's target bonus.